UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FOXO Technologies Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

351471305

Cusip Number

Rennova Health, Inc.

400 S. Australian Avenue

Suite 800

West Palm Beach, Florida 33401

Attn: Seamus Lagan

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d –1(f) or 240.13d – 1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351471305
Schedule 13D

1.	NAMES OF REPORTING PERSONS Rennova Health, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,023,629
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,023,629
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,629
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.63%[1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 Based on 11,280,154 shares of Class A Common Stock issued and outstanding on June 27, 2024 as reported on FOXO Technologies Inc.’s Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2024 and the additional 2,132,384 shares issued as reported in the Current Report on Form 8-K filed on July 23, 2024.

CUSIP No. 351471305
Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of FOXO Technologies Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 729 N. Washington Avenue, Suite 600, Minneapolis, Minnesota 55401.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Rennova Health, Inc., a Delaware corporation (“Rennova”).

(b) The principal business address of Rennova is 400 S. Australian Avenue, Suite 800, West Palm Beach, Florida 33401.

(c) Rennova is a publicly-traded (RNVA) provider of health care services.

Attached as Schedule A and incorporated herein by reference is information concerning each director and executive officer of Rennova (collectively, the “Related Persons”) which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) – (e) During the last five years, Rennova has not, and to the best of Rennova’s knowledge, none of the Related Persons has been, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or formal order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 10, 2024, Rennova and its subsidiary, Myrtle Recovery Centers, Inc. (“Myrtle”), entered into a Stock Exchange Agreement (the “Myrtle Agreement”) with the Issuer pursuant to which Rennova agreed to exchange its equity interest in Myrtle for $500,000. The transaction closed on June 14, 2024. The number of shares of Class A Common Stock issuable to Rennova under the Myrtle Agreement was determined by dividing $500,000 by the volume weighted average price of the Class A Common Stock on the day prior to closing, which was $0.23. Upon approval of the NYSE American, upon which the Class A Common Stock is listed, on July 17, 2024 Rennova was issued 1,023,629 shares of Class A Common Stock. Such shares represented $235,434.67 of the purchase price. The remainder of the purchase price ($264,565.33) is represented by a Note issued by the Issuer, which is payable in cash or, upon receipt of required approvals, including stockholder approval of the issuance under the rules of the NYSE American, in shares of Class A Common Stock. There is no guarantee that such stockholder approval will be received. The purchase price payable by the Issuer for Rennova’s equity interest in Myrtle is subject to certain post-closing adjustments as provided in the Myrtle Agreement.

Item 4. Purpose of Transaction

In addition to the Myrtle Agreement, on June 10, 2024 Rennova and its subsidiary Rennova Community Health, Inc. (“RCHI”), entered into a Stock Exchange Agreement (the “RCHI Agreement”) with the Issuer. Pursuant to the RCHI Agreement, Rennova’s equity interest in RCHI (which predominantly consists of Rennova’s critical access hospital, d/b/a Big South Fork Medical Center) will be exchanged for $20 million of convertible preferred stock in the Issuer (subject to certain adjustments). Closing of the RCHI Agreement is subject to a number of conditions, including approval by the stockholders of each of Rennova and the Issuer. If the RCHI Agreement closes, Rennova expects that, with the shares of preferred stock issuable to Rennova (which will vote as a single class with the Class A Common Stock) and the shares of Class A Common Stock issued and issuable under the Myrtle Agreement, it will be the controlling stockholder of the Issuer. As part of its stockholder approval of the RCHI Agreement, the Issuer has agreed to seek stockholder approval to expand its Board of Directors to five members and that five persons proposed by Rennova (which shall include two current Issuer directors) be elected as directors of the Issuer and that all other directors of the Issuer be deemed to have been removed. There is no assurance that the RCHI Agreement will close, that any shares of preferred stock will be issued to Rennova or that there will be any change in the Board of Directors of the Issuer.

CUSIP No. 351471305
Schedule 13D

Pending the closing of the RCHI Agreement, if it occurs, and afterwards if it does not, Rennova will continue to review its investment in the Issuer on a continuing basis. Any actions Rennova might undertake may be made at any time and from time to time without prior notice and will depend on Rennova’s review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; and other future developments.

Rennova may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held. In addition, Rennova, in addition to what is provided in the RCHI Agreement, may engage in discussions with management or the Board of Directors of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer to consider or explore extraordinary corporate transactions, such as a merger, reorganization, sales or acquisitions of assets or businesses, changes to the capitalization or dividend policy of the Issuer, or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) – (c) As of the date of this Schedule 13D, Rennova beneficially owns 1,023,629 shares of Class A Common Stock, representing 7.63% of the shares of Class A Common Stock outstanding (based on 11,280,154 shares of Class A Common Stock issued and outstanding on June 27, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2024 and the additional 2,132,384 shares issued as reported in the Current Report on Form 8-K filed on July 23, 2024). Rennova has sole power to vote and the sole power to dispose of such shares. To Rennova’s knowledge, none of the Related Persons beneficially owns any Class A Common Stock. Except as described in Item 4, during the past 60 days, none of Rennova or, to Rennova’s knowledge, none of the Related Persons has effected any transaction in the Class A Common Stock.

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by Rennova.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Myrtle Agreement and the RCHI Agreement and is incorporated herein by reference. In addition, the Issuer and Rennova entered into a Registration Rights Agreement in connection with the shares of Class A Common Stock issued to Rennova in connection with the Myrtle Agreement. This agreement grants certain piggyback registration rights to Rennova for such shares. A copy of each of the Myrtle Agreement, the RCHI Agreement and the Registration Rights Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of Rennova or the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Stock Exchange Agreement, dated as of June 10, 2024, among FOXO Technologies Inc., Myrtle Recovery Centers, Inc. and Rennova Health, Inc. (incorporated by reference to Exhibit 10.1 to Rennova’s Current Report on Form 8-K filed with the SEC on June 17, 2024).

2	Consent and Waiver, dated as of June 25, 2024, among FOXO Technologies Inc., Myrtle Recovery Centers, Inc., and Rennova Health, Inc.

3	Stock Exchange Agreement, dated as of June 10, 2024, among FOXO Technologies Inc., Rennova Community Health, Inc. and Rennova Health, Inc. (incorporated by reference to Exhibit 10.2 to Rennova’s Current Report on Form 8-K filed with the SEC on June 17, 2024).

4	Registration Rights Agreement, dated June 14, 2024, between FOXO Technologies Inc. and Rennova Health, Inc.

CUSIP No. 351471305
Schedule 13D

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Name:	Seamus Lagan
Title:	Chief Executive Officer

August 5, 2024

CUSIP No. 351471305
Schedule 13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and the name and title of the executive officer of Rennova Health, Inc., and their principal occupations are set forth below. The business address of each of the directors and executive officer is 400 S. Australian Avenue, Suite 800, West Palm Beach, Florida 33401.

Name	Present Principal Employment	Citizenship

Seamus Lagan	Chief Executive Officer	Ireland
Rennova Health, Inc.

Trevor Langley	Principal, Avanti Capital Group LLC	England

Gary L. Blum	Retired Lawyer	United States